SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2010

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

A PUBLICLY HELD COMPANY

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON AUGUST 30, 2010

DATE AND TIME: August 30, 2010, at 10:30 a.m. 2. PLACE: The Company’s principal place of business located at Rua Eteno, 1561, Complexo Petroquímico de Camaçari, CEP 42.810-000, Municipality of Camaçari, State of Bahia. 3. CALL NOTICE: 3.1. The Call Notice was published, pursuant to article 124 of Law No. 6,404/76, in the editions of August 10, 11 and 12, 2010 of the Official Gazette of the State of Bahia and of the newspaper “A Tarde”; and it was also published, with the purpose of widely disclosure, pursuant to the Brazilian Securities Commission (CVM) Rulings Nos. 02/78 and 207/94, in the editions of August 10, 11 and 12, 2010 of the newspaper "Valor Econômico"; 3.2. All the documents required by Law No. 6,404/76 and CVM Ruling No. 481/09 in connection with the matters to be resolved on at this Extraordinary General Meeting were made available to the Company’s shareholders at the time of publication of the Call Notice. 4. ATTENDANCE: Shareholders representing more than ninety-seven point fourteen percent (97.14%) of the Company’s common shares, in addition to forty-four point twenty-seven percent (44.27%) of the Company’s preferred shares, as per the signatures contained in the Shareholders’ Attendance Book, thus making up the legal quorum necessary for approval of the matters contained in the agenda. The meeting was also attended by Mr. Israel Brasil, representative of PricewaterhouseCoopers Auditores Independentes (“PwC”), a civil company established in the City of São Paulo, State of São Paulo, at Av. Francisco Matarazzo, 1.400, do 7º ao 11º, e do 13º ao 20º andares, Torre Torino, secondarily registered with the Regional Accounting Council of Rio de Janeiro under No. CRC2SP000160/O-5”F” RJ and enrolled in the National Register of Legal Entities (CNPJ/MF) under No. 61.562.112/0004-73; Ms. Paula Rosa de Souza Bernardi, representative of Banco Bradesco BBI S.A. (“Bradesco BBI”), a financial institution established in the City of São Paulo, State of São Paulo, at Av. Paulista nº 1.450, 8th floor, enrolled in the CNPJ/MF under No. 06.271.464/0073-93; and Mr. Antomar de Oliveira Rios, representative of KPMG Auditores Independentes (“KPMG”), a civil company established in the City of São Paulo/SP, secondarily registered with the Regional Accounting Council of the State of Bahia under No. CRC 2SP014428/O-6-S-BA and enrolled in the CNPJ/MF under No. 57.755.217/0001-29, who are the Company’s outside auditors. Mr. Manoel Mota Fonseca, representative of the Company’s Fiscal Council was also present at the meeting. 5. PRESIDING BOARD: Rafael Padilha Calabria – Chairman; Marcella Menezes Ferreira de Souza Fagundes – Secretary, chosen pursuant to article 17 of

BRASKEM S.A

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

A PUBLICLY HELD COMPANY

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON AUGUST 30, 2010

the Bylaws. 6. AGENDA: Reading of the agenda was waived by all of the shareholders present. 7. FISCAL COUNCIL’S OPINION: The Company’s Fiscal Council, in an Opinion issued on August 9, 2010, expressed itself favorably to approval of the proposal of merger by the Company of the shares of Rio Polímeros S/A, a closely held joint-stock company, with principal place of business at Avenida Graça Aranha, nº 182, 9th floor, Centro, in the City of Rio de Janeiro, State of Rio de Janeiro, enrolled in the CNPJ/MF under No. 01.202.799/0001-61, controlled by the Company (“RioPol”) and to the respective capital increase of the Company, as well as to approval of the respective Protocol and Justification and documents substantiating this corporate transaction. 8. RESOLUTIONS: The matters contained in the Agenda were put to discussion and voting, and the resolutions below were unanimously approved by the attendees, without any amendments or exceptions; 8.1. to authorize the drawing-up of the minutes of this Meeting in summary form, as well as publication of such minutes omitting the signatures of the shareholders present, under the terms of article 130 and its paragraphs, of Law 6,404/76; 8.2. to ratify and approve the appointment and contracting previously made by the Company’s management of: (a) Bradesco BBI, identified above, represented at the Meeting by Ms. Paula Rosa de Souza Bernardi, who offered to clarify any doubts of the attending shareholders, and having such company carried out an economic and financial appraisal of the Company and RioPol, which supported the definition of the replacement ratio applicable to the merger of shares of RioPol into the Company, and (b) PwC, identified above, represented at the Meeting by Mr. Israel Brasil, who offered to clarify any doubts of the attending shareholders, and such company has (i) reviewed and audited the financial statements of RioPol; and (ii) carried out an equity appraisal of the RioPol shares, on the base date set for the merger, i.e., March 31, 2010 (“Base Date”), with the preparation of the respective appraisal report on the shares of RioPol, for purposes of making the Company’s accounting entries, under the terms of article 8 of Law No. 6,404/76, establishing that at a meeting held on July 27, 2010, the CVM joint committee resolved, in response to a consultation made by Braskem and Riopol, that it is not justifiable any CVM action seeking to demand the preparation of an appraisal report on the net assets of Riopol and the Company, at market prices, set forth in article 264 of Law No. 6,404, for the merger of RioPol shares into Braskem, in case Petróleo Brasileiro S.A. – Petrobras, the sole shareholder of Riopol, in addition to the Company and Quattor Petroquímica S.A., also controlled by the Company, agrees with the transaction; 8.3. to approve, after

BRASKEM S.A

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

A PUBLICLY HELD COMPANY

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON AUGUST 30, 2010

examined and discussed, the economic and financial appraisal report on the shares of RioPol and Braskem, previously prepared by Bradesco BBI, which supported the definition of replacement ratio of the shares of RioPol for the Company’s shares, which was initialed by the Secretary and filed at the Company’s headquarters, a copy of which, after initialed by the Secretary, is made an integral part of these minutes as Exhibit 1; 8.4. to approve, after examined and discussed, without any proviso, the equity appraisal report on the shares of RioPol, previously prepared by PwC based on the financial statements of RioPol, which was initialed by the Secretary and filed at the Company’s headquarters, copies of which, after initialed by the Secretary, are made an integral part these minutes as Exhibit 2 (“Equity Report” and “Financial Statements”). The Equity Report shows that the RioPol shares were appraised, on the Base Date, at five hundred and forty-one million nine hundred and seventy-three thousand seven hundred and eighty-two Reais and ninety-four centavos (R$ 541,973,782.94) or forty-two centavos and a fraction (0.426114177517831) per share, so that the total equity value of the shares to be merged is one hundred and three million eighty-six thousand seven hundred and sixty-five Reais and eleven centavos (R$ 103,086,765.11); 8.5. to approve the terms and conditions of the “Protocol and Justification of Merger of Shares Issued by Rio Polímeros S.A. into Braskem S.A.” (“Protocol and Justification”), as well as its exhibits, signed by the managements of the Company and RioPol on August 9, 2010, specifying the purpose, bases and other conditions related to the merger of shares of RioPol into the Company, which was initialed by the Secretary and filed at the Company’s headquarters, a copy of which, after initialed by the Secretary, is made an integral part of these minutes as Exhibit 3; 8.6. to approve the merger of the RioPol shares into the Company, by transforming RioPol into a wholly owned subsidiary of the Company, as provided for in article 252 of Law No. 6,404/76, according to the terms and subject to the conditions established in the Protocol and Justification approved in item 8.5 above, which established the replacement ratio of 0.010064743789 class “A” preferred share issued by the Company for each common or preferred share issued by RioPol; 8.7. to approve, as a result of the merger of shares, the issue of two million four hundred and thirty-four thousand eight hundred and ninety (2,434,890) new class “A” preferred shares of the Company, in the total amount of one hundred and three million eighty-six thousand seven hundred and sixty-five Reais and eleven centavos (R$ 103,086,765.11), according to the Equity Report, all without par value, for the price of forty-two Reais, thirty-three centavos and a fraction

BRASKEM S.A

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

A PUBLICLY HELD COMPANY

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON AUGUST 30, 2010

(R$ 42.33733971965888) per share, of which twenty-two million two hundred and eighty-five thousand thirty-one Reais and seventy-seven centavos (R$ 22,285,031.77) are intended for the capital increase, which shall change from eight billion sixteen million six hundred and sixty-six thousand seven hundred and ninety-four Reais and forty-seven centavos (R$ 8,016,666,794.47) to eight billion thirty-eight million nine hundred and fifty-one thousand eight hundred and twenty-six Reais and twenty-four centavos (R$ 8,038,951,826.24), and the outstanding balance of eighty million eight hundred and one thousand seven hundred and thirty-three Reais and thirty-four centavos (R$ 80,801,733.34) is intended for the capital reserve. In view of the approved capital increase, the main section of article 4 of the Company’s Bylaws was amended, and shall take effect with the following wording: “Article 4 – The share capital is eight billion thirty-eight million nine hundred and fifty-one thousand eight hundred and twenty-six Reais and twenty-four centavos (R$ 8,038,951,826.24), divided into eight hundred and one million two hundred and sixty-seven thousand four hundred and forty-two (801,267,442) shares, of which four hundred and fifty-one million six hundred and sixty-nine thousand and sixty-three (451,669,063) are common shares, three hundred and forty-nine million four thousand five hundred and sixty-one (349,004,561) are class “A” preferred shares and five hundred and ninety-three thousand eight hundred and eighteen (593,818) are class “B” preferred shares.”; 8.8. to establish that the class “A” preferred shares of the Company issued hereby are (i) fully subscribed by the managers of RioPol, for the account of Petróleo Brasileiro S/A – Petrobras and Quattor Petroquímica S/A, the sole shareholders of RioPol besides the Company, which receive new class “A” preferred shares of the Company; (ii) paid up through conveyance of all of the shares issued by RioPol and held by such shareholders to the Company; and (iii) delivered, in their entirety, to the sole shareholders of RioPol, except for the Company, according to the replacement ratio set out in the Protocol and Justification, in the form of a Subscription List, which after presented by the chairman of the presiding board and examined by the attendees, was filed at the Company’s headquarters; 8.9. to establish that, as a result of the approval of the merger of shares of RioPol into the Company, the shareholders of class “B” common and preferred shares issued by the Company which disagree with such resolution shall have the right to withdraw from the Company, according to article 252 of Law No. 6,404/76, under the terms and subject to the conditions to be disclosed in the Notice to Shareholders. The class “A” preferred shares issued by the Company shall not grant their holders the right to

BRASKEM S.A

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

A PUBLICLY HELD COMPANY

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON AUGUST 30, 2010

withdraw as such shares have market liquidity and dilution, under the terms of article 137 of Law No. 6,404/76; 8.10. to authorize the Company’s officers to perform all such acts as shall be deemed necessary to formalize the merger of shares of RioPol approved herein at the public agencies and third parties in general. 9. ADJOURNMENT: As there were no further subjects to be discussed, the Extraordinary General Meeting was ended and these minutes were drawn up, which, after read, discussed and found to be in order, are signed by all of the Shareholders present at the meeting, who reached the quorum required for the resolutions to be valid, and, by decision of the Shareholders, the extraction of the certificates needed by the Secretary was authorized. Camaçari/BA, August 30, 2010. [Sgd.: PRESIDING BOARD: Rafael Padilha Calábria – Chairman and Marcella Menezes Ferreira de Souza Fagundes – Secretary; SHAREHOLDERS: BRK Investimentos Petroquímicos S/A (by Rafael Padilha Calábria); Odebrecht Serviços e Participações S/A (by Rafael Padilha Calábria); Odebrecht S/A (by Rafael Padilha Calábria); Petrobrás Química S.A. – Petroquisa (by Roberto Keller Thompson Mello) and Petróleo Brasileiro S.A. – Petrobras (by Eugênio Lamy)].

The above matches the original recorded in the proper book.

Marcella Menezes Ferreira de Souza Fagundes

Secretary

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 31, 2010
BRASKEM S.A.

By:	/s/ Marcela Aparecida Drehmer Andrade

	Name:	Marcela Aparecida Drehmer Andrade
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.